UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 13, 2023

Commission File Number 001-37909

AZURE POWER GLOBAL LIMITED

5th Floor, Southern Park, D-II,

Saket Place, Saket, New Delhi 110017, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On November 10, 2023, Azure Power Global Limited (the “Company” or “Azure”) filed the audited annual results for fiscal year ended March 31, 2022 of its subsidiaries Azure Power Solar Energy Private Limited and Restricted Group entities (collectively referred as Restricted Group-II), and Azure Power Energy Limited and Restricted Group entities (collectively referred as Restricted Group-III), with the Singapore Stock Exchange.

A copy of the same is available at the Company’s website www.azurepower.com.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding the bringing of a fresh perspective and valuable guidance, driving growth and success, driving the Company forward, and achieving Company goals. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “outlook” and similar expressions are used to identify forward-looking statements. These statements are based on current expectations and beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements in this press release. All forward-looking statements in this filing are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements.

Exhibit Index

Exhibit Number	Description
99.1	Audited Combined Financial Statements of Restricted Group-II for the year ended March 31, 2022
99.2	Audited Combined Financial Statements of Restricted Group-III for the year ended March 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AZURE POWER GLOBAL LIMITED

Date: November 13, 2023	By:	/s/ Sugata Sircar
		Name:	Sugata Sircar
		Title:	Group Chief Financial Officer

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